1111 Pennsylvania Avenue NW	Morgan, Lewis
Washington, DC 20004	& Bockius LLP
202.739.3000	Counselors at Law
Fax: 202.739.3001

Alexandra C. LaFrankie 202.739.5558 alafrankie@morganlewis.com
October 18, 2007

VIA EDGAR

John F. Ganley, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Touchstone Strategic Trust (File No. 333-146152) (the “Trust”)

Dear Mr. Ganley:

This letter responds to our telephone conversation on October 11, 2007 regarding the Trust’s Prospectus/Proxy Statement, filed with the Securities and Exchange Commission (“SEC”) on September 18, 2007 on Form N-14 for the Trust’s Small Cap Growth Fund. You have requested that the Trust provide its analysis for determining that the Diversified Small Cap Growth Fund will be the accounting survivor of the proposed merger described in the Prospectus/Proxy Statement. The Trust’s response is as follows.

I. Introduction

The Trust’s board has approved an Agreement and Plan of Reorganization (the “Agreement”) to transfer the assets and liabilities of the Small Cap Growth Fund (“Small Cap Growth”) to the Diversified Small Cap Growth Fund (“Diversified Small Cap Growth”), each a series of Touchstone Strategic Trust (together, the “Funds”). The Agreement contemplates that Diversified Small Cap Growth, which began operations on September 9, 2006, will acquire substantially all the assets, subject to liabilities, of Small Cap Growth, that began operations on October 21, 2002, in exchange for shares of Diversified Small Cap Growth equal in net asset value to the net asset value of the shares of Small Cap Growth. Shares of Diversified Small Cap Growth will be distributed to shareholders of Small Cap Growth, after which Small Cap Growth will be terminated as a series of the Trust. The survivor of the fund combination for accounting purposes will be the Diversified Small Cap Growth and the financial statements of the Diversified Small Cap Growth will be carried forward following completion of the reorganization.

As set forth by the SEC Staff in the North American Security Trust SEC No-Action Letter (Pub. Avail. August 5, 1994), in determining whether a surviving fund may use the historical performance of a predecessor fund, the funds should compare the attributes of the surviving fund and each predecessor fund to determine which predecessor fund the surviving fund most closely resembles. For the reasons discussed below, we believe that the attributes of the surviving fund supports the view that it most closely resembles Diversified Small Cap Growth.

II. Factors

A. Investment Advisor

Both Diversified Small Cap Growth and Small Cap Growth are advised by Touchstone Investment Advisors, Inc. Both Diversified Small Cap Growth and Small Cap Growth are currently sub-advised by Fort Washington Investment Advisors Inc. (“FWIA”). The surviving fund will be sub-advised by FWIA. FWIA has acted as a sub-advisor to Diversified Small Cap Growth since its inception. FWIA has acted as a sub-advisor to Small Cap Growth since September 13, 2007.

B. Investment Objectives, Policies, and Restrictions

The investment objectives of Small Cap Growth and Diversified Small Cap Growth are identical. Both Funds seek long term growth of capital. However, the investment strategies employed by the Funds are different. Small Cap Growth invests, under normal market conditions, at least 80% of its assets in common stocks of small cap companies. For purposes of its investment program, Small Cap Growth defines a “small cap company” as a company with a market capitalization of less than $1.5 billion. Small Cap Growth will seek to maintain a weighted average market capitalization that falls within the range of the Russell 2000 Index.

In contrast, Diversified Small Cap Growth pursues its investment objective by investing, under normal market conditions, at least 80% of its assets in common stocks of small cap companies. For purposes of its investment program, Diversified Small Cap Growth defines a “small cap company” as a company with a market capitalization of less than $2.5 billion. Both Funds’ investments may include securities in the technology sector.

Prior to September 13, 2007, Small Cap Growth was sub-advised by multiple investment managers over its history. Diversified Small Cap Growth however, does not utilize a “multi-manager” approach to sub-advisory services.

The surviving fund will have an identical investment objective, policies and restrictions as Diversified Small Cap Growth and will be managed by a single sub-advisor.

C. Expense Structures, Asset Size and Portfolio Composition

The surviving Diversified Small Cap Growth, will have a class structure identical to the predecessor Diversified Small Cap Growth, which offers three classes of shares. Small Cap Growth currently offers four classes of shares. In discussing the expense structure, asset size and investment styles, we have included the following table to better illustrate the considerations and conclusions reached when selecting Diversified Small Cap Growth as the accounting survivor.

	Diversified Small Cap Growth	Small Cap Growth	Diversified Small Cap Growth (Post Merger)
Size of Assets*	$14 million	$44 million	$58 million
Investment Objective	Long-term capital growth	Long-term capital growth	Long-term capital growth
Class Structure	Class A Class C Class Y	Class A Class B Class C Class Y	Class A Class C Class Y
Management Fee	1.05%	1.25%	1.05%
Rule 12b-1 Fee	Class A - 0.25% Class C - 1.00% Class Y - 0.25%	Class A - 0.25% Class B - 1.00% Class C - 1.00% Class Y - None	Class A - 0.25% Class C - 1.00% Class Y - None
Other Expenses**	Class A - 1.30% Class C - 1.30% Class Y - 1.30%	Class A - 0.91% Class B - 0.94% Class C - 0.89% Class Y - 0.41%	Class A - 1.30% Class C - 1.10% Class Y - 1.30%
Fee Waivers**	Class A - 1.20% Class C - 1.20% Class Y - 1.20%	Class A - 0.71% Class B - 0.74% Class C - 0.69% Class Y - 0.36%	Class A - 1.20% Class C - 1.20% Class Y - 1.20%

Total Fund Operating Expenses	Class A - 2.60% Class C - 3.35% Class Y - 2.35%	Class A - 2.41% Class B - 3.19% Class C - 3.14% Class Y - 1.66%	Class A - 2.60% Class C - 3.35% Class Y - 2.35%
Investment Advisor	Touchstone	Touchstone	Touchstone
Investment Sub-advisor	FWIA	FWIA	FWIA
Portfolio Composition	Equity securities	Equity securities	Equity securities

* As of August 15, 2007. We note that while Diversified Small Cap Growth has a smaller asset size, asset size is thought to be the least important factor in considering fund accounting survivors.1   We also note that the assets of Small Cap Growth have decreased substantially and steadily over the past two fiscal years.

** Reflects Other Expenses and Fee Waivers for the Funds’ fiscal year ended March 31, 2007. Other Expenses for Diversified Small Cap Growth Class C shares are estimated for the current fiscal year.

Prior to September 13, 2007, the day-to-day investment management of the Funds was provided by different sub-advisors. In addition, the portfolio holdings of the Funds reflect their investment strategies, which differ in the way “small cap company” is defined. Accordingly, the portfolio composition of the Funds has differed historically. Diversified Small Cap Growth has the same investment sub-advisor and investment strategy as the surviving fund. Accordingly, the portfolio composition of the surviving fund would more closely resemble the historical portfolio composition of Diversified Small Cap Growth.

III. Conclusion
In considering the factors as set forth under North American Security Trust, we believe that since the portfolio management, style and investment approach, and portfolio composition of the surviving fund more closely resemble those of Diversified Small Cap Growth, Diversified Small Cap Growth should be considered the accounting survivor of the transaction.

* * * * *

Please do not hesitate to contact me with any questions or comments at 202.739.5558.

1  See, White Paper on Fund Mergers published by the Accounting Policy Subcommittee of the Accounting/Treasurers Committee of the Investment Company Institute, March 1, 2004.

Sincerely,

/s/ Alexandra C. LaFrankie

Alexandra C. LaFrankie

cc:	Greg Harris, Touchstone Advisors, Inc.
John M. Ford, Esq.